Exhibit 99.1

Tantech Holdings Ltd. Announces Interim Six Month Financial Results For 2015

LISHUI, China, Dec. 8, 2015 /PRNewswire/-- Tantech Holdings Ltd. (NASDAQ:TANH), ("Tantech" or the "Company"), a leading manufacturer of bamboo-based charcoal products, today announced its financial results for the six months ended June 30, 2015.

Six-Month 2015 Financial Highlights

	For the Six Months Ended June 30,
($ millions, expect per share data)	2015	2014	% Change
Revenues	$30.4	$27.2	11.6%
Consumer product	$21.1	$22.9	-7.8%
Trading	$3.3	$0.8	294.4%
Energy	$6.0	$3.5	70.7%
Gross profit	$9.8	$8.7	12.6%
Gross margin	32.1%	31.9%	0.2%
Operating margin	18.8%	25.5%	-6.7%
Net income attributable to stockholders	$4.9	$5.4	-8.9%
Basic/ Diluted earnings per share	$0.23	$0.11	109.1%

•	Total revenues increased by 11.6% to $30.4 million with strong growth for trading and energy segments, partially offset by decrease in sale for air purification and deodorization products for consumer product segment.
•	Revenues for energy segment increased by 70.7% to $6.0 million, or 19.7% of total revenues, on strong EDLC carbon sales.
•	Gross profit increased by 12.6% to $9.8 million and gross margin increased by 0.2 percentage points to 32.1%.
•	Net income attributable to stockholders decreased by 8.9% to $4.9 million, or $0.23 per share, compared to $5.4 million, or $0.11 per share for the same period of last year.

Mr. Zhengyu Wang, Chairman and Chief Executive Officer of Tantech, commented, "We are pleased to report solid financial results for the first half of 2015 with year-over-year increases in our top lines, thanks to strong growth from the energy segment. Our consumer product segment continued its momentum despite the negative impact of the slowdown in Chinese economy."

Mr. Wang continued, "Recently, we have been putting forth a great deal of effort to explore the power battery market and are encouraged by the many possibilities which the power battery market presents. With much publicity and name recognition and better access to capital following our NASDAQ listing this year, we see great opportunities ahead of us, and we are well positioned to take advantage of these opportunities with our set of assets and strengths."

Six-Month 2015 Financial Results

Revenues

Total revenues increased by $3.2 million, or 11.6%, to $30.4 million for the six months ended June 30, 2015 from $27.2 million for the same period of last year. The increase was primarily attributable to the increased sales from our energy segment and trading segment and partially offset by decrease in sales from our consumer product segment.

	For the Six Months Ended June 30,
	2015			2014
	Revenues ($'000)	Gross Profit ($'000)	Gross Margin(%)	Revenues ($'000)	Gross Profit ($'000)	Gross Margin(%)
Consumer product	21,121	8,060	38.2%	22,896	7,796	34.0%
Trading	3,290	52	1.6%	834	(2)	-0.2%
Energy	5,984	1,657	27.7%	3,505	881	25.1%
Total	30,395	9,769	32.1%	27,235	8,675	31.9%

Revenues for consumer product segment decreased by $1.8 million, or 7.8%, to $21.1 million for the six months ended June 30, 2015 from $22.9 million for the same period of last year. The decrease was primarily attributable to decreased sales for our air purification and deodorization products. We sold approximately 1.6 million pieces of air purification products and 3.2 million pieces of deodorization products for the six months ended June 30, 2015, compared to approximately 2.0 million and 3.3 million pieces, respectively, for the same period of last year. The average selling prices of air purification and deodorization products increased by 16.2% and 1.2%, respectively for the six months ended June 30, 2015 compared to the same period of last year.

Revenues for trading segment increased by $2.5 million, or 294.4%, to $3.3 million for the six months ended June 30, 2015 from $0.8 million for the same period of last year.  This increase was attributable to increase in trading sales for third party produced charcoal products.

Revenues for energy segment increased by $2.5 million, or 70.7%, to $6.0 million for the six months ended June 30, 2015 from $3.5 million for the same period of last year. The increase was primarily attributable to increased sales of EDLC carbon in the six months ended June 30, 2015. We sold 175 tons of EDLC carbon for the six months ended June 30, 2015, compared to 105 tons for the same period of last year. The average selling price of EDLC carbon increased by 8.7% to $32,535 per ton for the six months ended June 30, 2015 from $29,944 per ton for the same period of last year.

Cost of revenues

Total cost of revenues increased by $2.1 million, or 11.1%, to $20.6 million for the six months ended June 30, 2015 from $18.6 million for the same period of last year.  As a percentage of revenues, the cost of revenue decreased by 0.3 percentage points to 67.9% for the six months ended June 30, 2015 from 68.1% for the same period of last year.

Gross profit

Total gross profit increased by $1.1 million, or 12.6%, to $9.8 million for the six months ended June 30, 2015 from $8.7 million for the same period of last year. Gross margin was 32.1% for the six months ended June 30, 2015, compared to 31.9% for the same period of last year. On segment basis, gross margins for consumer product, trading, and energy were 38.2%, 1.6%, and 27.7%, respectively, for the six months ended June 30, 2015, compared to 34.0%, -0.2%, and 25.1%, respectively, for the same period of last year.

Operating expenses

Selling expenses decreased by $0.1 million, or 22.3%, to $0.4 million for the six months ended June 30, 2015 from $0.6 million for the same period of last year.  As a percentage of revenues, selling expenses decreased to 1.4% of revenues for the six months ended June 30, 2015, as compared to 2.1% for the same period of last year. The decrease was primarily attributable to lower promotion expenses and shipping expenses for the six months ended June 30, 2015 as compared to the same period of last year.

General and administrative expenses increased by $2.1 million, or 245.1%, to $2.9 million for the six months ended June 30, 2015 from $0.8 million for the same period of last year. As a percentage of revenues, general and administrative expenses was 9.6% for the six months ended June 30, 2015 as compared to 3.1% for the same period of last year.  The increase was primarily attributable to higher bad expenses as we set aside more allowances for accounts receivable, higher maintenance expenses for our buildings, as well as professional and legal fees related to our IPO and operation as a public traded company for the six months ended June 30, 2015.

Research and development expenses increased by $0.4 million, or 126.0%, to $0.7 million for the six months ended June 30, 2015 from $0.3 million for the same period of last year. The increase was attributable to the expenditure of $0.4 million related to our sponsored R&D project for the six months ended June 30, 2015.

Total operating expenses increased by $2.3 million, or 136.3%, to $4.1 million for the six months ended June 30, 2015 from $1.7 million for the same period of last year mainly due to increase in general and administrative expenses for above-mentioned reasons.

Operating income

Operating income decreased by $1.3 million, or 18.0%, to $5.7 million for the six months ended June 30, 2015 from $7.0 million for the same period of last year. Operating margin was 18.8% for the six months ended June 30, 2015, compared to 25.5% for the same period of last year.

Other income and expenses

Total other income was $0.6 million for the six months ended June 30, 2015, compared to $34,000 for the same period of last year. The Company paid interest expense of $0.2 million while received interest income, government subsidy income, and other income of $0.1 million, $0.3 million, and $0.4 million, respectively, for the six months ended June 30, 2015. As a comparison, the Company paid interest expense of $0.4 million while received interest income, government subsidy income, and other income of $0.1 million, $nil, and $0.3 million, respectively, for the same period of last year.

Income before income taxes

Our income before income taxes decreased by $0.7 million, or 9.6%, to $6.3 million for the six months ended June 30, 2015 from $7.0 million for the same period of last year. The decrease was primarily attributable to an increase in general and administrative expenses of $2.1 million, which offset the  $1.1 million increase in gross profit for the six months ended June 30, 2015 as compared to the same period of last year.

Provision for income taxes

Our provision for income taxes was approximately $1.1 million for the six months ended June 30th, 2015, a decrease of $0.2 million, or 13.3%, from $1.3 million for the same period of last year.

Net income

Net income decreased by $0.5 million, or 8.7%, to $5.2 million for the six months ended June 30, 2015 from $5.7 million for the same period of last year. After deduction for non-controlling interest, net income attributable to common stockholders was $4.9 million, or $0.23 per basic/ diluted share, for the six months ended June 30, 2015, compared to $5.4 million, or $0.11 per basic/ diluted share, for the same period of last year.

Balance Sheet and Cash Flow

As of June 30, 2015, the Company had cash and cash equivalents of $10.0 million, working capital of $56.2 million and stockholders' equity of $70.2 million, compared to $0.4 million, $43.5 million, and $59.3 million, respectively, at the end of 2014. Net cash provided by operating activities was $3.0 million for the six months ended June 30, 2015, compared to $5.1 million for the same period of last year. Net cash provided by investing activities was $0.9 million for the six months ended June 30, 2015, compared to net cash used in investing activities of $2.6 million for the same period of last year. Net cash provided by financing activities was $5.6 million for the six months ended June 30, 2015, compared to net cash used in financing activities of $4.1 million for the same period of last year. The Company received net proceeds of $5.7 million through an initial public offering of its common stock on the Nasdaq Capital Market during the six months ended June 30, 2015.

Recent Updates

On November 15, 2015, Mr.  Zhengyu Wang, the Company's Chairman and Chief Executive Officer, delivered a keynote address that highlighted his optimistic view on the outlook for China's new energy vehicle market and Tantech's vision of becoming a significant player in power batteries in coming years at the 2015 Zhejiang Province New Energy Vehicle Forum. Also announced at the Forum was the establishment of Zhejiang Province New Energy Vehicle Institute (the "Institute"), a think tank aimed at broader collaboration among policy makers, industry, researchers and supporting agencies in finding and implementing practical solutions to the challenges of the new energy vehicle industry in Zhejiang Province. Tantech, Geely Automobile Holdings Ltd., ZOTYE International Automobile Trading Co., Ltd., and Zhejiang Asia-Pacific Mechanical & Electronic Co. Ltd. were among the initial sponsors of the Institute.

On November 3, 2015, the Company announced that it has established a wholly-owned subsidiary, Zhejiang Babiku Charcoal Co., Ltd. ("Babiku"), a PRC company with registered capital of RMB10 million, to manage its BBQ products business. The Company is in the process of transferring its self-produced BBQ products business, currently managed by Zhejiang Tantech Energy Technology Co., Ltd. ("Energy Tech"), a wholly owned subsidiary, to Babiku.

On August 10, 2015, the Company announced that it has entered into a strategic cooperation agreement (the "Agreement") with Zhejiang EGE Battery Manufacturing Co., Ltd. ("EGE") to jointly develop, market, and sell carbon based aluminum batteries (the "Battery"). The Battery, using Tantech's Electric Double-Layer Capacitor ("EDLC") carbon material for the cathode, is expected to offer a safe, easy-charging, long-lasting and eco-friendly alternative to many commercial batteries in wide use today.

On June 1, 2015, the Company opened a new R&D Center in Lishui, Zhejiang Province and introduced three distinguished researchers to lead the Center's effort in developing new capacitor batteries.

On April 27, 2015, the Company rang the opening bell at the Nasdaq Stock Market in Time Square to celebrate the completion of Tantech's IPO on March 24, 2015.

On March 24, 2015, the Company announced the pricing of its initial public offering of 3.2 million ordinary shares, with Tantech and a selling shareholder selling 1.6 million shares each, at price of $4.00 per share. The Company's ordinary shares commenced trading on the NASDAQ Capital Market on March 24, 2015 under the ticker symbol "TANH". As a result, the Company has raised $5.7 million in net proceeds through the IPO. ViewTrade Securities, Inc. acted as sole book-running manager for the IPO.

About Tantech Holdings Ltd.

Established in 2001 and headquartered in Lishui City, Zhejiang Province, China, Tantech Holdings Ltd., together with its subsidiaries, develops and manufactures bamboo-based charcoal products in China and internationally. It operates through three segments: Consumer Products, Trading, and Biofuel Energy. The company produces pressed and formed charcoal briquettes for use in grills, incense burners, and other applications under the Algold brand. It also offers Charcoal Doctor branded products, such as air purifiers and humidifiers, automotive accessories for air purification, underfloor humidity control, pillows and mattresses, wardrobe deodorizers, mouse pads and wrist mats, refrigerator deodorants, charcoal toilet cleaner disks, liquid charcoal cleaners, shoe insoles, and decorative charcoal gifts. In addition, the Company provides liquid byproduct consists of bamboo vinegar that is used in disinfectants, detergents, lotions, specialized soaps, toilet cleaners, and fertilizers, as well as in various agricultural applications. Further, it engages in providing bamboo carbon for use in EDLCs; the production of electric double-layer capacitor carbon products; and the industrial purchase and sale of rubber. The Company provides its products for industrial energy applications, as well as household cooking, heating, purification, agricultural, and cleaning uses. The company also exports its bamboo vinegar, bamboo charcoal purification, and EDLC carbon products. For more information about Tantech Holdings Ltd., please visit: http://www.tantech.cn/en/index.asp.

Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information please contact:

Tantech Holdings Ltd.
Ms. Ye Ren
IR Manager
+86-578-261-2869
ir@tantech.cn

Weitian Investor Relations
Ms. Tina Xiao
+1-917-609-0333
tanh@weitian-ir.com

Tantech Holdings Ltd and Subsidiaries

 Condensed Consolidated Balance Sheets

 (Unaudited)

	June 30,	December 31,
	2015	2014
Assets
Current Assets
Cash and cash equivalents	$9,990,983	$415,275
Restricted cash	1,145,900	3,583,800
Accounts receivable, net	42,694,483	43,567,769
Inventories, net	2,275,938	1,339,302
Advances to suppliers, net	11,896,893	10,634,280
Other receivables	464,430	68,778
Deferred tax assets	163,401	140,226
Total current assets	68,632,028	59,749,430

Property, plant and equipment, net	12,353,090	12,802,932

Other Assets
Deferred tax assets	-	26,109
Intangible assets, net	2,333,902	2,422,421
Deposits	2,796,585	3,707,702
Total Assets	$86,115,605	$78,708,594

Liabilities and Stockholders' Equity
Current Liabilities
Short-term bank loans	$4,550,860	$2,117,700
Bankers acceptance notes payable	2,291,800	7,167,600
Accounts payable	2,483,899	3,741,193
Customer deposits	740,385	562,995
Taxes payable	1,648,729	2,272,106
Accrued liabilities and other payable	694,522	370,211
Total current liabilities	12,410,195	16,231,805

Stockholders' Equity
Common stock, $0.001 par value, 50,000,000 shares authorized,
21,600,000 shares issued and outstanding at June 30, 2015 and
20,000,000 shares issued and outstanding at December 31,2014	21,600	20,000
Additional paid-in capital	15,134,752	9,473,230
Statutory reserves	5,377,637	5,377,637
Retained earnings	45,815,253	40,935,229
Accumulated other comprehensive income	3,892,292	3,515,420
Total Stockholders' Equity	70,241,534	59,321,516
Noncontrolling interest	3,463,876	3,155,273
Total Stockholders' Equity	73,705,410	62,476,789
Total Liabilities and Stockholders' Equity	$86,115,605	$78,708,594

Tantech Holdings Ltd and Subsidiaries

 Condensed Consolidated Statements of Income and Comprehensive Income

 (Unaudited)

	For the Six Months Ended June 30,
	2015	2014
Revenues	$30,394,676	$27,234,848

Cost of revenues	20,625,926	18,559,794

Gross Profit	9,768,750	8,675,054

Operating expenses
Selling expenses	436,165	561,035
General and administrative expenses	2,922,845	846,950
Research and development expenses	705,048	311,936
Total operating expenses	4,064,058	1,719,921

Income from operations	5,704,692	6,955,133

Other income (expenses)
Interest income	63,873	106,528
Interest expense	(159,865)	(403,093)
Government subsidy income	326,600	-
Other income, net	383,466	330,845
Total other income	614,074	34,280

Income before income taxes	6,318,766	6,989,413

Provision for income taxes	1,149,975	1,326,884

Net income	5,168,791	5,662,529

Net income attributable to the noncontrolling interest	(288,767)	(283,126)

Net income attributable to common stockholders	$4,880,024	$5,379,403

Net income	5,168,791	5,662,529

Other comprehensive income:
Foreign currency translation gains (losses)	396,708	(323,657)

Comprehensive income	5,565,499	5,338,872

Less: Comprehensive income attributable to noncontrolling interest	(308,603)	(266,943)

Comprehensive income attributable to common stockholders	$5,256,896	$5,071,929

Earnings Per share - Basic and Diluted	$0.23	$0.11

Weighted Average Shares Outstanding - Basic and Diluted	20,875,138	50,000,000

Tantech Holdings Ltd and Subsidiaries

 Condensed Consolidated Statements of Cash Flows

 (Unaudited)

	For the Six Months Ended
	June 30,
	2015	2014

Cash flows from operating activities

Net income	$5,168,791	$5,662,529
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Provision for doubtful accounts	963,477	-
Depreciation expense	550,828	467,775
Deferred income tax provision	3,742	-
Amortization of intangible assets	100,169	112,716
Loss from disposal of property, plant and equipment	32,188	-
Changes in operating assets and liabilities:
Accounts receivable	121,113	(2,331,893)
Advances to suppliers	(1,207,431)	1,676,837
Inventory	(927,786)	(816,613)
Other receivables	(394,344)	(36,796)
Accounts payable	(1,272,550)	856,180
Customer deposits	174,199	(284,898)
Taxes payable	(632,984)	(249,844)
Accrued liabilities and other payables	322,224	37,467
Net cash provided by operating activities	3,001,636	5,093,460

Cash flows from investing activities
Additions to property, plant and equipment	(71,552)	(9,036)
Loans to related parties	-	(759,847)
Loans to third parties	-	(2,646,091)
Deposit for asset acquisition	927,054	814,400
Net cash provided by (used in) investing activities	855,502	(2,600,574)

Cash flows from financing activities
Restricted cash	2,449,500	(81,440)
Borrowings from Bankers acceptance notes payable	2,286,200	7,166,720
Repayments of Bankers acceptance notes payable	(7,185,200)	(7,166,720)
Borrowings from bank loans	4,539,740	2,190,736
Repayments of bank loans	(2,122,900)	(6,189,440)
Loans from related parties	-	6,947
Net proceeds from stock issuance	5,661,522	-
Net cash provided by (used in) financing activities	5,628,862	(4,073,197)

Effect of exchange rate changes on cash	89,708	(7,059)

Net increase (decrease) in cash	9,575,708	(1,587,370)

Cash and cash equivalents, beginning of period	415,275	1,659,059

Cash and cash equivalents, end of period	$9,990,983	$71,689

Supplemental disclosure information:
Income taxes paid	$1,814,914	$1,426,682
Interest paid	$156,493	$380,066